~~16978~~ 1098506

3-31-02

02030048

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

RECEIVED MAR 21 2002 363 PROCESSING SECTION

For the month of March, 2002

Rio Narcea Gold Mines, Ltd.
(Translation of registrant's name into English)

Avda. de Llaniello, 13- Bajo 33860 Salas Asturias Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No_________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________________.

PROCESS APR 15 200 THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: March 8, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

March 7, 2002

Trading Symbol: TSE: RNG

RIO NARCEA ANNOUNCES CDN$6.4 MILLION SPECIAL WARRANT FINANCING

Toronto – Alberto Lavandeira, President and Chief Executive Officer of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), is pleased to announce that the Company has entered into an agreement with Haywood Securities Inc. pursuant to which Haywood Securities Inc. has agreed to act as agent in connection with an offering of 8,000,000 special warrants at CDN$0.80 per special warrant for aggregate proceeds to Rio Narcea of CDN$6.4 million. Each special warrant will entitle the holder to acquire, without further payment, one common share of Rio Narcea. The Agent has the option, exercisable at any time prior to closing, to increase the size of the offering by up to 1,000,000 special warrants for additional proceeds to Rio Narcea of approximately $800,000. The offering, subject to regulatory approval, is scheduled to close on or about March 27, 2002. The proceeds from the offering will be used for working capital purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Rio Narcea is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is currently permitting its Corcoesto gold project and conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH UNITED STATES NEWSWIRE SERVICES